UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

LEVI STRAUSS & CO.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

52736R102

(CUSIP Number)

November 28, 2021

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 5 pages

CUSIP No. 34407D109

1	NAMES OF REPORTING PERSONS Haas, Miriam L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 43,759,262 (See Item 4(b) below)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 43,759,262 (See Item 4(b) below)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,759,262 (See Item 4(b) below)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 31.0% (See Item 4(b) below)
12	TYPE OF REPORTING PERSON (see instructions) IN

Page 3 of 5 pages

Item 1(a).	Name of Issuer:

Levi Strauss & Co. (the “Issuer”)

Item 1(b).	Address of Issuer’s principal executive offices:

1155 Battery Street

San Francisco, CA 94111

USA

Item 2(a).	Name of Person Filing:

Miriam L. Haas (the “Reporting Person”):

Item 2(b).	Address of the principal business office of the Reporting Person is:

c/o Argonaut Securities Company

1155 Battery Street

San Francisco, CA 94111

USA

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.001 per share (the “Shares”)

Item 2(e).	CUSIP Number:

52736R102

Item 3.	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

The Reporting Person may be deemed the beneficial owner of 43,759,262 Shares.

(b)	Percent of Class:

31.0%

The 43,759,262 shares of Class A Common Stock of the Issuer reported as being beneficially owned by the Reporting Person represents shares of the

Page 4 of 5 pages

Issuer’s Class B Common Stock held by the Reporting Person, each share of which is convertible into a share of Class A Common Stock at the election of the holder at an exchange rate of 1:1. This amount also includes shares that the Reporting Person beneficially owns directly and shares that the Reporting Person may be deemed to beneficially own indirectly through trusts of which she is trustee. The percentage of class is calculated based on the amount of 97,567,627 shares outstanding of the Issuer’s Class A Common Stock, as reported by the Issuer’s transfer agent as of the close of business on November 28, 2021.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 43,759,262

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 43,759,262

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect for the time being.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2022

MIRIAM L. HAAS

By:	/s/ Minna Baughman
	Name:	Minna Baughman
	Title:	Attorney-in-Fact**

**

Minna Baughman is signing on behalf of Miriam L. Haas as attorney-in-fact, pursuant to that certain Power of Attorney, dated as of August 28, 2019, attached hereto and filed as Exhibit A to this statement and incorporated herein by reference.